

December 3, 2013

Via E-mail
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Dot Hill Systems Corp.
1351 S. Sunset Street
Longmont, CO 80501

> **Re: Dot Hill Systems Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-13317**

Dear Mr. Jamal:

We have reviewed your letter dated November 8, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2013.

Notes to Consolidated Financial Statements

Note 1 –Summary of Significant Accounting Policies

Revenue Recognition

Revenue Recognition for Arrangements with Multiple Deliverables, page F-7

1.   Your response to prior comment 1 indicates that for multiple-element arrangements that include both software and non-software related elements, you allocate and recognize a portion of the transaction price as revenue related to software deliverable based on the VSOE of fair value of software related elements, and allocate the remainder of the transaction price to non-software related elements based on their relative selling prices.

We also note your allocation method is similar for extended warranties for your essential and non-essential software based on your response to prior comment 2.   Based on your response, it appears your initial allocation method between the software and non-software elements is similar to the residual method which is not appropriate under ASC 605-25. Further, as noted in ASC 985-605-25-10(f), the arrangement consideration should be allocated to the software and non-software deliverables as a group in accordance with the guidance in ASC 605-25 using the relative selling prices of each group. Please tell us your consideration of this guidance in allocating your transaction price between the software and non-software related elements and why you believe your current allocation methodology is appropriate.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief